SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

inVentiv Health, Inc.

(Name of Issuer)

Common stock, par value $.001 per share

(Title of Class of Securities)

46122E105

(CUSIP Number)

November 5, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8696W104	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CORUSANT CAPITAL LLC [1] EIN: 26-3687557
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,713,685 shares
6. SHARED VOTING POWER —
7. SOLE DISPOSITIVE POWER 1,713,685 shares
8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,685 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON OO

[1]	Corusant Capital LLC is controlled by Carl Berg and acts as investment advisor to Carl Berg, Rachel Berg and certain of their estate planning vehicles.

Page 2 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

inVentiv Health Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

200 Cottontail Lane

Vantage Court North

Somerset, NJ 08873

Item 2(a)	Name of Person Filing:

CORUSANT CAPITAL LLC

2(b)	Address of Principal Business Office or, if none, Residence:

400 E. 84th Street, Apt. 39C

New York, NY 10028

2(c)	Citizenship:

Delaware

2(d)	Title of Class of Securities:

Common stock, par value $.001 per share

2(e)	CUSIP Number:

46122E105

Item 3	This statement is filed pursuant to Rule 13d-1(c).

Item 4	Ownership:

With respect to the beneficial ownership of shares of common stock of inVentiv Health Inc. by the reporting person, see Items 5 through 11 of the cover page of this Schedule 13G, which is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Page 3 of 5 Pages

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CORUSANT CAPITAL LLC

/s/ Donna Killmon, attorney-in-fact

November 14, 2008

Page 5 of 5 Pages